# STATEMENTS

## Condensed Consolidated Balance Sheets

| (CDN$ thousands) unaudited | Note | September 30, 2012 | December 31, 2011 |
|---|---|---:|---:|
| **Assets** | | | |
| Current assets | | | |
| Cash | | $ – | $ 5,629 |
| Accounts receivable | | 127,219 | 124,806 |
| Deferred financial assets | 14 | 54,878 | 2,312 |
| Other current | | 16,757 | 14,655 |
| | | 198,854 | 147,402 |
| Exploration and evaluation assets | 4 | 768,166 | 874,799 |
| Property, plant and equipment | 5 | 4,535,033 | 4,332,011 |
| Goodwill | | 149,717 | 154,691 |
| Deferred financial assets | 14 | 7,196 | 6,585 |
| Other assets | 7 | 11,946 | 207,824 |
| **Total Assets** | | $ 5,670,912 | $ 5,723,312 |
| | | | |
| **Liabilities** | | | |
| Current liabilities | | | |
| Accounts payable | | $ 271,973 | $ 422,666 |
| Dividends payable | | 17,814 | 32,609 |
| Current portion of long-term debt | 8 | 45,241 | 46,808 |
| Deferred financial credits | 14 | 20,247 | 35,711 |
| | | 355,275 | 537,794 |
| Long-term debt | 8 | 1,073,328 | 860,286 |
| Deferred financial credits | 14 | 17,061 | 31,820 |
| Deferred tax liability | | 419,493 | 452,670 |
| Decommissioning liability | 9 | 578,951 | 563,763 |
| | | 2,088,833 | 1,908,539 |
| **Total Liabilities** | | 2,444,108 | 2,446,333 |
| | | | |
| **Equity** | | | |
| Shareholders' capital | 13 | 3,808,418 | 3,442,364 |
| Contributed surplus | 13 | 33,488 | 26,910 |
| Accumulated deficit | | (524,478) | (279,467) |
| Accumulated other comprehensive income/(loss) | | (90,624) | 87,172 |
| | | 3,226,804 | 3,276,979 |
| **Total Liabilities & Equity** | | $ 5,670,912 | $ 5,723,312 |

See accompanying notes to the Condensed Consolidated Financial Statements

# Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss)

| (CDN$ thousands) unaudited | Note | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|---|
| | | 2012 | 2011 | 2012 | 2011 |
| **Revenues** | | | | | |
| Oil and gas sales | | $ 331,753 | $ 317,761 | $ 998,067 | $ 1,001,190 |
| Royalties | | (64,624) | (56,096) | (193,803) | (176,873) |
| Commodity derivative instruments gain/(loss) | 14 | (40,780) | 117,103 | 74,276 | 92,793 |
| | | 226,349 | 378,768 | 878,540 | 917,110 |
| **Expenses** | | | | | |
| Operating | | 94,482 | 73,607 | 247,065 | 198,198 |
| General and administrative | | 18,597 | 15,279 | 59,970 | 49,688 |
| Equity based compensation | | 5,066 | 4,050 | 9,963 | 20,353 |
| Transportation | | 6,815 | 4,827 | 19,775 | 15,389 |
| Depletion, depreciation and amortization | 5 | 132,780 | 108,884 | 379,515 | 312,480 |
| Impairments | 6 | 113,824 | – | 200,730 | 32,394 |
| Foreign exchange | 11 | (13,609) | 6,177 | (18,885) | 3,297 |
| Finance expense | 10 | 18,923 | 10,748 | 52,129 | 42,589 |
| Asset disposition gain | | (47,782) | (3,937) | (71,726) | (302,082) |
| Other expense/(income) | | 207 | (61) | (63) | (657) |
| | | 329,303 | 219,574 | 878,473 | 371,649 |
| **Income/(loss) before taxes** | | (102,954) | 159,194 | 67 | 545,461 |
| Current tax expense/(recovery) | 12 | (2,249) | 32,333 | 2,299 | 76,329 |
| Deferred tax expense/(recovery) | 12 | (37,239) | 15,540 | (5,209) | 60,280 |
| **Net Income/(loss)** | | $ (63,466) | $ 111,321 | $ 2,977 | $ 408,852 |
| **Other Comprehensive Income** | | | | | |
| Change due to marketable securities (net of tax) | 7 | | | | |
| Unrealized gains/(losses) | | (17,440) | (457) | (68,517) | 52,761 |
| Unrealized gains reclassified to net income | | (41,956) | – | (41,956) | – |
| Change in cumulative translation adjustment | | (69,070) | 117,152 | (67,323) | 71,034 |
| **Other Comprehensive Income/(loss), net of tax** | | $ (128,466) | 116,695 | $ (177,796) | $ 123,795 |
| **Total Comprehensive Income/(loss)** | | $ (191,932) | $ 228,016 | $ (174,819) | $ 532,647 |
| Net income/(loss) per share | | | | | |
| Basic | | $ (0.32) | $ 0.62 | $ 0.02 | $ 2.28 |
| Diluted | | $ (0.32) | $ 0.62 | $ 0.02 | $ 2.27 |
| Weighted average number of shares outstanding (thousands) | 13 | | | | |
| Basic | | 197,618 | 180,266 | 194,753 | 179,566 |
| Diluted | | 197,776 | 180,647 | 194,944 | 179,947 |

See accompanying notes to the Condensed Consolidated Financial Statements

# Condensed Consolidated Statements of Changes in Shareholders' Equity

| Nine months ended September 30 (CDN$ thousands) unaudited | 2012 | 2011 |
|---|---:|---:|
| **Shareholders' Capital** | | |
| Balance, beginning of year | $ 3,442,364 | $ 5,639,380 |
| Reclassification of EELP units | – | 44,387 |
| Reclassification of accumulated deficit | – | (2,314,775) |
| Public offering | 330,618 | – |
| Stock Option Plan – cash | 1,180 | 11,184 |
| Stock Option Plan – non cash | 1,119 | 8,526 |
| Dividend Reinvestment Plan | 19,150 | 38,491 |
| Stock Dividend Plan | 13,987 | – |
| Balance, end of period | $ 3,808,418 | $ 3,427,193 |
| | | |
| **Contributed Surplus** | | |
| Balance, beginning of year | $ 26,910 | $ 3,795 |
| Reclassification of trust unit rights liability | – | 20,156 |
| Stock Option Plan – exercised | (1,119) | (8,526) |
| Stock Option Plan – expensed | 7,697 | 9,583 |
| Balance, end of period | $ 33,488 | $ 25,008 |
| | | |
| **Accumulated Deficit** | | |
| Balance, beginning of year | $ (279,467) | $ (2,314,775) |
| Reclassification to Shareholders' Capital | – | 2,314,775 |
| Net income | 2,977 | 408,852 |
| Cash dividends | (234,001) | (291,179) |
| Stock dividends | (13,987) | – |
| Balance, end of period | $ (524,478) | $ 117,673 |
| | | |
| **Accumulated other comprehensive income** | | |
| Balance, beginning of year | $ 87,172 | $ (22) |
| Changes due to marketable securities (net of tax) | | |
|   Unrealized gains/(losses) | (68,673) | 52,761 |
|   Unrealized gains reclassified to net income | (41,800) | – |
| Change in cumulative translation adjustment | (67,323) | 71,034 |
| Balance, end of period | $ (90,624) | $ 123,773 |
| **Total Equity** | $ 3,226,804 | $ 3,693,647 |

See accompanying notes to the Condensed Consolidated Financial Statements

# Condensed Consolidated Statements of Cash Flows

| (CDN$ thousands) unaudited | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | **2012** | **2011** | **2012** | **2011** |
| **Operating Activities** | | | | |
| Net income | $ (63,466) | $ 111,321 | $ 2,977 | $ 408,852 |
| Non-cash items add/(deduct): | | | | |
| Depletion, depreciation and amortization | 132,780 | 108,884 | 379,515 | 312,480 |
| Impairments | 113,824 | – | 200,730 | 32,394 |
| Change in fair value of derivative instruments | 55,986 | (146,811) | (83,400) | (153,698) |
| Deferred tax expense/(recovery) | (37,239) | 15,540 | (5,209) | 60,280 |
| Foreign exchange loss/(gain) on U.S. dollar debt | (25,370) | 31,690 | (15,815) | 18,567 |
| Accretion expense | 3,356 | 3,450 | 10,324 | 10,244 |
| Equity based compensation – stock option plan | 2,588 | 2,805 | 7,697 | 9,583 |
| Amortization of debt transaction costs | 303 | 320 | 1,097 | 889 |
| Cross currency interest rate swap principal settlement | – | – | 18,043 | 19,418 |
| Asset disposition gain | (47,782) | (3,937) | (71,726) | (302,082) |
| Funds Flow | 134,980 | 123,262 | 444,233 | 416,927 |
| Decommissioning expenditures | (3,396) | (4,937) | (14,406) | (13,108) |
| Changes in non-cash operating working capital | (12,138) | (32,803) | (84,144) | (22,571) |
| Cash flow from operating activities | 119,446 | 85,522 | 345,683 | 381,248 |
| **Financing Activities** | | | | |
| Issuance of shares | – | 15,409 | 350,948 | 49,675 |
| Cash dividends | (44,850) | (97,416) | (234,001) | (291,179) |
| Change in bank debt | (15,720) | 250,540 | (142,691) | 30,250 |
| Repayment on senior notes | – | – | (35,623) | (34,248) |
| Proceeds from senior note issue | – | – | 406,088 | – |
| Cross currency interest rate swap principal settlement | – | – | (18,043) | (19,418) |
| Changes in non-cash financing working capital | 55 | 101 | (14,794) | 348 |
| Cash flow from financing activities | (60,515) | 168,634 | 311,884 | (264,572) |
| **Investing Activities** | | | | |
| Capital expenditures | (169,752) | (204,542) | (701,495) | (529,170) |
| Property and land acquisitions | (7,277) | (67,313) | (63,946) | (209,946) |
| Property dispositions | 3,112 | 7,320 | 25,636 | 638,108 |
| Sale of equity investment | 141,044 | – | 145,454 | – |
| Changes in non-cash investing working capital | (37,238) | 17,874 | (71,498) | (12,541) |
| Cash flow from investing activities | (70,111) | (246,661) | (665,849) | (113,549) |
| Effect of exchange rate changes on cash | 4,005 | 418 | 2,653 | 788 |
| Change in cash | (7,175) | 7,913 | (5,629) | 3,915 |
| Cash, beginning of period | 7,175 | 4,376 | 5,629 | 8,374 |
| **Cash, end of period** | $ – | $ 12,289 | $ – | $ 12,289 |
| **Supplementary Cash Flow Information** | | | | |
| Cash income taxes paid | $ – | $ 52,958 | $ 17,651 | $ 53,126 |
| Cash interest paid | $ 3,249 | $ 2,959 | $ 24,774 | $ 28,087 |

See accompanying notes to the Condensed Consolidated Financial Statements

# NOTES

## Notes to Consolidated Financial Statements

### 1. REPORTING ENTITY

These interim condensed consolidated financial statements and notes ("interim Consolidated Financial Statements") present the results of Enerplus Corporation ("Enerplus") including its Canadian and U.S. subsidiaries.

Enerplus is a North American crude oil and natural gas exploration and development company, and is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada.

The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on November 8, 2012.

### 2. BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under International Financial Reporting Standards ("IFRS") as at and for the three and nine months ended September 30, 2012, including the 2011 comparative periods. They have been prepared in accordance with IAS 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"). These interim Consolidated Financial Statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2011. There have been no changes to the use of estimates or judgments since December 31, 2011.

### 3. SIGNIFICANT ACCOUNTING POLICIES

Enerplus' accounting policies are unchanged from December 31, 2011. There have been no new accounting pronouncements during the period. These interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2011.

### 4. EXPLORATION AND EVALUATION ("E&E") ASSETS

| Carrying value ($ thousands) | E&E assets |
|---|---|
| At December 31, 2011 | $    874,799 |
| Capital spending and acquisitions | 191,765 |
| Dispositions | (23,386) |
| Transfers to Property, Plant and Equipment | (141,564) |
| Impairment | (113,824) |
| Foreign currency translation adjustment | (19,624) |
| **As at September 30, 2012** | $    768,166 |

As at September 30, 2012 the E&E asset balance of $768,166,000 (December 31, 2011 – $874,799,000) consists of undeveloped lands and assets that management has not fully evaluated for technical feasibility and commercial viability.

### 5. PROPERTY, PLANT AND EQUIPMENT ("PP&E")

| Carrying value before accumulated depletion and depreciation ($ thousands) | D&P assets | Office and other | Total |
|---|---|---|---|
| As at December 31, 2011 | $    5,904,859 | $    71,016 | $    5,975,875 |
| Capital spending and acquisitions | 564,855 | 8,821 | 573,676 |
| Transfers from Exploration and Evaluation | 141,564 | – | 141,564 |
| Change in decommissioning costs (Note 9) | 19,217 | – | 19,217 |
| Dispositions | (8,150) | – | (8,150) |
| Foreign currency translation adjustment | (64,344) | (319) | (64,663) |
| **As at September 30, 2012** | $    6,558,001 | $    79,518 | $    6,637,519 |

| Accumulated Depletion and Depreciation | D&P assets | Office and other | Total |
|---|---|---|---|
| As at December 31, 2011 | $ 1,591,199 | $ 52,665 | $ 1,643,864 |
| Depletion, Depreciation and Amortization | 374,752 | 4,763 | 379,515 |
| Impairment expense (Note 6) | 86,906 | – | 86,906 |
| Foreign currency translation adjustment | (7,727) | (72) | (7,799) |
| **As at September 30, 2012** | $ 2,045,130 | $ 57,356 | $ 2,102,486 |

| Net carrying value | D&P assets | Office and other | Total |
|---|---|---|---|
| As at December 31, 2011 | $ 4,313,660 | $ 18,351 | $ 4,332,011 |
| **As at September 30, 2012** | $ 4,512,871 | $ 22,162 | $ 4,535,033 |

## 6. IMPAIRMENT

| ($ thousands) | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| E&E assets | $ 113,824 | $ – | $ 113,824 | $ – |
| D&P assets | – | – | 86,906 | 32,394 |
| Impairment expense | $ 113,824 | $ – | $ 200,730 | $ 32,394 |

E&E asset impairments recorded for the three and nine months ended September 30, 2012 relate to undeveloped land and assets that management does not intend to develop further. Developed and Producing ("D&P") asset impairments recorded for the nine months ended September 30, 2012 and 2011 relate to natural gas focused cash generating units ("CGUs") and reflect lower forecast natural gas prices at March 31, 2012 and 2011. The estimated recoverable amounts used for impairment testing were based on the respective assets value in use, calculated using proved plus probable reserves discounted at 10%.

## 7. OTHER ASSETS

Other assets of $11,946,000 (December 31, 2011 – $207,824,000) represent Enerplus' marketable securities portfolio. During the three months ended September 30, 2012 Enerplus sold its shares in Laricina Energy Ltd. for proceeds of $141,044,000 (net of transaction costs) recognizing an economic gain of $86,516,000 and an accounting gain of $47,782,000. Enerplus reversed $41,956,000 net of tax ($47,782,000 before tax) of unrealized gains previously recorded in accumulated other comprehensive income.

For the three and nine months ended September 30, 2012 the change in fair value of these investments represented unrealized losses of $19,967,000 ($17,439,000 net of tax) and unrealized losses $78,449,000 ($68,517,000 net of tax), respectively. For the same periods in 2011 the change in fair value of these investments represented unrealized losses of $528,000 ($457,000 net of tax) and unrealized gains of $60,946,000 ($52,761,000 net of tax), respectively.

## 8. DEBT

| ($ thousands) | September 30, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| **Current:** | | | | |
| Current portion of long-term debt | $ | 45,241 | $ | 46,808 |
| | | 45,241 | | 46,808 |
| **Long-term:** | | | | |
| Bank credit facility | $ | 307,270 | $ | 446,182 |
| Senior notes | | | | |
| CDN$30 million (Matures May 15, 2019) | | 30,000 | | – |
| US$20 million (Matures May 15, 2022) | | 19,674 | | – |
| US$355 million (Matures May 15, 2024) | | 349,214 | | – |
| CDN$40 million (Matures September 18, 2015) | | 40,000 | | 40,000 |
| US$40 million (Matures September 18, 2015) | | 39,348 | | 40,680 |
| US$225 million (Matures September 18, 2021) | | 221,333 | | 228,825 |
| US$54 million (Matures October 1, 2015)[1] | | 31,872 | | 32,951 |
| US$175 million (Matures September 19, 2014)[2] | | 34,617 | | 71,648 |
| | | 1,073,328 | | 860,286 |
| Total debt | $ | 1,118,569 | $ | 907,094 |

(1)  The outstanding U.S. principal as at September 30, 2012 was US$43,200,000, a portion of which is classified as current.
(2)  The outstanding U.S. principal as at September 30, 2012 was US$70,000,000, a portion of which is classified as current.

The terms and rates of the Company's outstanding senior notes are detailed below:

| Issue Date | Original Principal ($ millions) | Remaining Principal ($ millions) | Coupon Rate | Interest Payment Dates | Repayment |
|---|---|---|---|---|---|
| May 15, 2012 | CDN$ 30,000 | CDN$ 30,000 | 4.34% | May 15 and Nov 15 | Bullet payment on May 15, 2019 |
| May 15, 2012 | US$ 20,000 | US$ 20,000 | 4.40% | May 15 and Nov 15 | Bullet payment on May 15, 2022 |
| May 15, 2012 | US$ 355,000 | US$ 355,000 | 4.40% | May 15 and Nov 15 | 5 equal annual installments beginning May 15, 2020 |
| June 18, 2009 | CDN$ 40,000 | CDN$ 40,000 | 6.37% | June 18 and Dec 18 | Bullet payment on June 18, 2015 |
| June 18, 2009 | US$ 40,000 | US$ 40,000 | 6.82% | June 18 and Dec 18 | Bullet payment on June 18, 2015 |
| June 18, 2009 | US$ 225,000 | US$ 225,000 | 7.97% | June 18 and Dec 18 | 5 equal annual installments beginning June 18, 2017 |
| Oct 1, 2003 | US$ 54,000 | US$ 43,200 | 5.46% | April 1 and Oct 1 | 5 equal annual installments beginning Oct 1, 2011 |
| June 19, 2002 | US$ 175,000 | US$ 70,000 | 6.62% | June 19 and Dec 19 | 5 equal annual installments beginning June 19, 2010 |

On October 31, 2012 Enerplus' $1,000,000,000 bank credit facility was extended to October 31, 2015. There were no changes to the pricing, bank syndicate or the size of the facility.

## 9. DECOMMISSIONING LIABILITY

Enerplus has estimated the net present value of its decommissioning liability to be $578,951,000 as at September 30, 2012 compared to $563,763,000 at December 31, 2011, based on a total undiscounted liability of $633,548,000 and $644,922,000 respectively. The decommissioning liability was calculated using a risk free rate of 2.32% at September 30, 2012 (December 31, 2011 – 2.49%).

| ($ thousands) | Nine months ended September 30, 2012 | Year ended December 31, 2011 |
|---|---|---|
| Decommissioning liability, beginning of year | $ 563,763 | $ 392,709 |
| Change in estimates | 14,955 | 174,807 |
| Property acquisition and development activity | 4,742 | 4,828 |
| Dispositions | (480) | (692) |
| Capitalized decommissioning costs | 19,217 | 178,943 |
| Decommissioning expenditures | (14,406) | (21,656) |
| Accretion | 10,324 | 13,803 |
| Foreign currency translation adjustment | 53 | (36) |
| Decommissioning liability, end of period | $ 578,951 | $ 563,763 |

## 10. FINANCE EXPENSE

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| ($ thousands) | 2012 | 2011 | 2012 | 2011 |
| Realized: | | | | |
| Interest on bank debt and senior notes | $ 14,864 | $ 10,726 | $ 39,140 | $ 35,316 |
| Unrealized: | | | | |
| Cross currency interest rate swap loss /(gain) | 756 | (3,881) | 2,488 | (2,786) |
| Interest rate swap loss /(gain) | (356) | 133 | (920) | (1,074) |
| Amortization of debt transaction costs | 303 | 320 | 1,097 | 889 |
| Accretion of decommissioning liability | 3,356 | 3,450 | 10,324 | 10,244 |
| Finance expense | $ 18,923 | $ 10,748 | $ 52,129 | $ 42,589 |

## 11. FOREIGN EXCHANGE

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| ($ thousands) | 2012 | 2011 | 2012 | 2011 |
| Realized: | | | | |
| Foreign exchange loss/(gain) | $ 4,123 | $ (3,872) | $ 10,031 | $ 16,436 |
| Unrealized: | | | | |
| Translation of U.S. dollar debt loss/(gain) | (25,370) | 31,690 | (15,815) | 18,567 |
| Cross currency interest rate swap loss/(gain) | 2,505 | (5,098) | (14,807) | (18,464) |
| Foreign exchange swaps loss/(gain) | 5,133 | (16,543) | 1,706 | (13,242) |
| Foreign exchange loss/(gain) | $ (13,609) | $ 6,177 | $ (18,885) | $ 3,297 |

## 12. INCOME TAXES

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| ($ thousands) | 2012 | 2011 | 2012 | 2011 |
| Current tax expense/(recovery) | | | | |
| Canada | $ 239 | $ – | $ 116 | $ 6 |
| U.S. | (2,488) | 32,333 | 2,183 | 76,323 |
| Total current tax expense/(recovery) | $ (2,249) | $ 32,333 | $ 2,299 | $ 76,329 |
| Deferred tax expense/(recovery) | (37,239) | 15,540 | (5,209) | 60,280 |
| Total income tax expense/(recovery) | $ (39,488) | $ 47,873 | $ (2,910) | $ 136,609 |

## 13. SHAREHOLDERS' CAPITAL

### (a) Share Capital

| Authorized unlimited number of common shares | Nine months ended September 30, | | Year ended December 31, | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| Issued: (thousands) | Shares | Amount | Shares | Amount |
| Balance, beginning of year | 181,159 | $ 3,442,364 | 176,946 | $ 5,639,380 |
| Corporate Conversion: | | | | |
| Reclassification of EELP units (non-cash) | – | – | 1,703 | 44,387 |
| Reclassification of Accumulated Deficit (non-cash) | – | – | – | (2,314,775) |
| Issued for cash: | | | | |
| Public offerings | 14,709 | 330,618 | – | – |
| Dividend reinvestment plan | 955 | 19,150 | 1,928 | 52,375 |
| Stock Option Plan | 68 | 1,180 | 582 | 11,626 |
| Non-cash: | | | | |
| Stock Dividend Plan | 1,045 | 13,987 | – | – |
| Stock Option Plan | – | 1,119 | – | 9,371 |
| Balance, end of period | 197,936 | $ 3,808,454 | 181,159 | $ 3,442,364 |

### (b) Dividends

For the three months ended September 30, 2012, Enerplus paid cash dividends of $44,850,000 (September 30, 2011 – $97,416,000) and issued stock dividends of $8,544,000. For the nine months ended September 30, 2012 Enerplus paid cash dividends of $234,001,000 (September 30, 2011 – $291,179,000) and issued stock dividends of $13,987,000.

### (c) Equity Based Compensation

The following table summarizes Enerplus' equity based compensation expense:

| ($ thousands) | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Cash: | | | | |
| Long term incentive plans expense/(recovery) | $ 5,224 | $ 1,245 | $ 5,355 | $ 10,770 |
| Non-Cash: | | | | |
| Stock option plan expense | 2,588 | 2,805 | 7,697 | 9,583 |
| Equity total return swap loss /(gain) | (2,746) | – | (3,089) | – |
| Equity based compensation expense | $ 5,066 | $ 4,050 | $ 9,963 | $ 20,353 |

(i) Stock Option Plan

The following assumptions were used to arrive at the estimates of fair value during each of the respective reporting periods:

| Weighted average for the period | September 30, 2012 | December 31, 2011 |
|---|---|---|
| Dividend yield[1] | 8.2% | 7.14% |
| Volatility[1] | 28.4% | 35.0% |
| Risk-free interest rate | 1.35% | 2.34% |
| Forfeiture rate | 10% | 9.4% |
| Expected life | 4.5 years | 4.5 years |

(1) Reflects the expected dividend yield and volatility of Enerplus shares over the life of the option.

The weighted average grant date fair value of options granted in 2012 was $2.23 (September 30, 2011 – $4.40). At September 30, 2012, 3,159,000 options were exercisable at a weighted average reduced exercise price of $30.10 with a weighted average remaining contractual term of 3.35 years, giving an aggregate intrinsic value of nil (September 30, 2011 – $4,613,000).

For the nine months ended September 30, 2012, a total of 68,000 (September 30, 2011 – 559,000) options were exercised at a weighted average reduced exercise price of $17.35 (September 30, 2011 – $20.01). The weighted average share price throughout the period was $17.97.

For the three and nine months ended September 30, 2012, Enerplus expensed a total of $2,588,000 (September 30, 2011 – $2,805,000) and $7,697,000 (September 30, 2011 – $9,583,000) respectively related to its stock option plan. The remaining unamortized grant date fair value of outstanding options of $9,607,000 (September 30, 2011 – $9,583,000) will be recognized in net income over the remaining vesting period. Activity for the periods is as follows:

| | Nine months ended September 30, 2012 | | Year ended December 31, 2011 | |
| --- | --- | --- | --- | --- |
| | Number of Options (000's) | Weighted Average Exercise Price[1] | Number of Options (000's) | Weighted Average Exercise Price[1] |
| Options outstanding | | | | |
| Beginning of year | 5,098 | $ 29.41 | 5,457 | $ 32.11 |
| Granted | 7,291 | 19.01 | 2,154 | 30.27 |
| Exercised | (68) | 17.35 | (582) | 19.97 |
| Forfeited | (841) | 25.32 | (845) | 33.22 |
| Expired | – | – | (1,086) | 47.05 |
| End of period | 11,480 | $ 23.18 | 5,098 | $ 29.41 |
| Options exercisable at the end of period | 3,159 | $ 30.10 | 1,932 | $ 33.86 |

(1)  Exercise price reflects grant prices less any reduction in strike price for outstanding rights under the rights incentive plan.

The following table summarizes the Contributed Surplus balance as at:

| ($ thousands) | September 30, 2012 | December 31, 2011 |
| --- | --- | --- |
| Cancelled shares | $ 3,795 | $ 3,795 |
| Stock option plan | 29,693 | 23,115 |
| Balance, end of period | $ 33,488 | $ 26,910 |

(ii) Long-term Incentive Plans

The following table summarizes the Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Director Share Units ("DSU") activity for the nine months ended September 30, 2012:

| (thousands of units) | PSUs | RSUs | DSUs |
| --- | --- | --- | --- |
| Number of units, beginning of year | 170 | 895 | 14 |
| Granted | 488 | 686 | 29 |
| Settled | – | (485) | (9) |
| Forfeited | (51) | (111) | – |
| Number of units, end of period | 607 | 985 | 34 |

At September 30, 2012 the long term incentive plans had a liability balance of $13,214,000 (December 31, 2011 – $21,254,000).

Enerplus has entered into an equity total return swap derivative ("equity swap") with respect to its cash settled long term incentive plans. Under the equity swap Enerplus effectively fixed the settlement cost on 800,000 units outstanding under the plans at price of approximately $12.64

per unit. At September 30, 2012 the equity swap was in a gain position of $3,089,000 and the change in fair value for the three and nine months ended September 30, 2012 was $2,746,000 and $3,089,000 respectively (refer to Note 14).

### (d) Basic and Diluted Earnings per Share

Net income per share has been determined based on the following:

| | Three months ended September 30, | | Nine months ended September 30, | |
| --- | --- | --- | --- | --- |
| (thousands of shares) | 2012 | 2011 | 2012 | 2011 |
| Weighted average shares | 197,618 | 180,266 | 194,753 | 179,566 |
| Dilutive impact of options | 158 | 381 | 191 | 381 |
| Diluted shares | 197,776 | 180,647 | 194,944 | 179,947 |

## 14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

### (a) Carrying Value and Fair Value of Non-Derivative Financial Instruments

Enerplus' non-derivative financial instruments include accounts receivable, accounts payable, marketable securities, dividends payable, bank indebtedness and long-term debt.

(i) Accounts Receivable, Accounts Payable, Dividends Payable, Bank Credit Facilities and Senior Notes

The carrying value of accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value at September 30, 2012 and December 31, 2011 due to their short term nature. At September 30, 2012 the combined fair values of Enerplus' senior notes was $907,232,000 and the carrying amount was $811,297,000 (December 31, 2011 – fair value of $540,426,000 and carrying value of $460,912,000). The fair value of the senior notes was estimated by discounting future interest and principal payments using available market information at the balance sheet date.

### (b) Fair Value of Derivative Financial Instruments

Derivative instruments are recorded at their estimated fair value using observable market inputs, other than quoted prices, at the balance sheet date. The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At September 30, 2012 a current deferred financial asset of $54,878,000, a current deferred financial credit of $20,247,000, a non-current deferred financial asset of $7,196,000 and a non-current deferred financial credit of $17,061,000 are recorded on the Consolidated Balance Sheet. The following table summarizes the change in fair value for the three months ended September 30, 2012:

| | | Cross | | | | | Commodity Derivative Instruments | | |
| | Interest | Currency Interest | Foreign Exchange | Electricity | Equity | | | |
| ($ thousands) | Rate Swaps | Rate Swap | Swaps | Swaps | Swap | Oil | Gas | Total |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| Deferred financial assets/(liabilities), beginning of period | $ (1,039) | $ (30,738) | $ 10,069 | $ 1,086 | $ 343 | $101,031 | $ – | $ 80,752 |
| Change in fair value gain/(loss) | 356[1] | (3,260)[2] | (5,133)[3] | (2,001)[4] | 2,746 | (47,332)[5] | (1,362)[5] | (55,986) |
| **Deferred financial assets/(liabilities), end of period** | $ (683) | $ (33,998) | $ 4,936 | $ (915) | $ 3,089 | $ 53,699 | $ (1,362) | $ 24,766 |

(1) Recorded in finance expense.
(2) Recorded in foreign exchange expense (loss of $2,505) and finance expense (loss of $756).
(3) Recorded in foreign exchange expense.
(4) Recorded in operating expense.
(5) Recorded in commodity derivative instruments.
(6) Recorded in equity based compensation expense.

The following table summarizes the change in fair value for the nine months ended September 30, 2012:

| ($ thousands) | Interest Rate Swaps | Cross Currency Interest Rate Swap | Foreign Exchange Swaps | Electricity Swaps | Equity Swap | Commodity Derivative Instruments | | Total |
| | | | | | | Oil | Gas | |
|---|---|---|---|---|---|---|---|---|
| Deferred financial assets/(liabilities), beginning of period | $ (1,603) | $ (46,317) | $ 6,642 | $ 2,255 | $ – | $ (19,611) | $ – | $ (58,634) |
| Change in fair value gain/(loss) | 920[1] | 12,319[2] | (1,706)[3] | (3,170) | 3,089 | 73,310[5] | (1,362)[5] | 83,400 |
| **Deferred financial assets/(liabilities), end of period** | $ (683) | $ (33,998) | $ 4,936 | $ (915) | $ 3,089 | $ 53,699 | $ (1,362) | $ 24,766 |

(1) Recorded in finance expense.
(2) Recorded in foreign exchange expense (gain of $14,807) and finance expense (loss of $2,488).
(3) Recorded in foreign exchange expense.
(4) Recorded in operating expense.
(5) Recorded in commodity derivative instruments.
(6) Recorded in equity based compensation expense.

The following table summarizes the ending balances as at September 30, 2012:

| ($ thousands) | Interest Rate Swaps | Cross Currency Interest Rate Swap | Foreign Exchange Swaps | Electricity Swaps | Equity Swap | Commodity Derivative Instruments | | Total |
| | | | | | | Oil | Gas | |
|---|---|---|---|---|---|---|---|---|
| Current assets/(liabilities) | $ (683) | $ (16,937) | $ (350) | $ (915) | $ 1,179 | $ 53,699 | $ (1,362) | $ 34,631 |
| Non-current assets/(liabilities) | – | (17,061) | 5,286 | – | 1,910 | – | – | (9,865) |
| **Total** | $ (683) | $ (33,998) | $ 4,936 | $ (915) | $ 3,089 | $ 53,699 | $ (1,362) | $ 24,766 |

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

| ($ thousands) | Three months ended September 30, | | Nine months ended September 30, | |
| | 2012 | 2011 | 2012 | 2011 |
|---|---|---|---|---|
| Change in fair value gain/(loss) | $ (48,694) | $ 121,584 | $ 71,948 | $ 115,004 |
| Net realized cash gain/(loss) | 7,914 | (4,481) | 2,328 | (22,211) |
| Commodity derivative instruments gain/(loss) | $ (40,780) | $ 117,103 | $ 74,276 | $ 92,793 |

## (c) Risk Management

Commodity Price Risk

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts considered appropriate to a maximum of 80% of forecasted production volumes net of royalties.

*Crude Oil Instruments:*

At September 30, 2012 the fair value of Enerplus' crude oil derivative contracts represented an asset of $53,699,000 and the change in fair value of these contracts for the three and nine months ended September 30, 2012 represented an unrealized loss of $47,332,000 and an unrealized gain of $73,310,000 respectively.

The following table summarizes Enerplus' crude oil risk management positions at October 25, 2012:

| Instrument Type | bbls/day | US$/bbl[1] |
|---|---|---|
| Oct 1, 2012 – Oct 31, 2012 | | |
| WTI Swap | 17,500 | 95.83 |
| WTI Purchased Put | 1,000 | 103.00 |
| WTI Purchased Call | 1,000 | 103.00 |
| WTI Sold Put | 2,000 | 65.00 |
| WTI Sold Call | 1,000 | 133.00 |
| Brent – WTI Spread | 3,000 | 13.71 |
| Nov 1, 2012 – Dec 31, 2012 | | |
| WTI Swap | 17,500 | 95.83 |
| WTI Purchased Put | 1,000 | 103.00 |
| WTI Purchased Call | 1,000 | 103.00 |
| WTI Sold Put | 2,000 | 65.00 |
| WTI Sold Call | 1,000 | 133.00 |
| Brent – WTI Spread | 3,000 | 13.71 |
| WCS Differential Swap | 1,000 | (12.25) |
| MSW Differential Swap | 1,000 | (1.75) |
| Jan 1, 2013 – Dec 31, 2013 | | |
| WTI Swap | 17,000 | 100.84 |
| WTI Purchased Call | 3,500 | 104.09 |
| WTI Sold Put | 4,500 | 63.33 |
| WTI Sold Call | 3,500 | 130.00 |

(1) Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

*Natural Gas Instruments:*

At September 30, 2012 the fair value of Enerplus' natural gas derivative contracts represented a liability of $1,362,000 and the change in fair value of these contracts for the three and nine months ended September 30, 2012 represented an unrealized loss of $1,362,000.

The following table summarizes Enerplus' natural gas financial contracts at October 25, 2012:

| Instrument Type | MMcf/day | CDN$/Mcf |
|---|---|---|
| Jan 1, 2013 – Dec 31, 2013 | | |
| AECO Swap | 9.5 | 3.65 |
| AECO Purchased Put | 22.7 | 3.17 |

Enerplus also has the following physical gas contracts in place at October 25, 2012:

| Instrument Type | MMcf/day | CDN$/Mcf |
|---|---|---|
| Oct 1, 2012 to Oct 31, 2012 | | |
| Fixed Price | 84.0 | 2.14 |
| Costless Collar | 24.0 | 2.17-2.89 |
| Nov 1, 2012 to Dec 31, 2012 | | |
| Costless Collar | 14.2 | 2.12-2.91 |
| AECO-NYMEX Basis | 50.0 | 0.68 |
| Jan 1, 2013 to Dec 31, 2013 | | |
| AECO-NYMEX Basis | 53.0 | 0.67 |
| Jan 1, 2014 to Dec 31, 2014 | | |
| AECO-NYMEX Basis | 45.0 | 0.66 |

*Electricity:*

Enerplus is subject to electricity price fluctuations and it manages this risk by entering into forward fixed rate electricity derivative contracts on a portion of its electricity requirements. At September 30, 2012 the fair value of Enerplus' electricity contracts represented a liability of $915,000 and the change in fair value of these contracts for the three and nine months ended September 30, 2012 represented an unrealized loss of $2,001,000 and an unrealized loss of $3,170,000 respectively.

The following table summarizes Enerplus' electricity derivative contracts at October 25, 2012:

| Instrument Type | MWh | CDN$/Mwh |
|---|---|---|
| Oct 1, 2012 – Dec 31, 2012 | | |
| AESO Power Swap[1] | 13.0 | 54.04 |
| Jan 1, 2013 – Dec 31, 2013 | | |
| AESO Power Swap[1] | 9.0 | 66.08 |
| Jan 1, 2014 – Dec 31, 2014 | | |
| AESO Power Swap[1] | 3.0 | 57.00 |

(1) Alberta Electrical System Operator ("AESO") fixed pricing.

## 15. SUBSEQUENT EVENT

On November 1, 2012 Enerplus entered into an agreement to sell its working interest in certain non-core assets for proceeds of approximately $220,000,000. The transaction is expected to close in December 2012.